Exhibit 15.1

The Board of Directors and Stockholders
Maverick Tube Corporation


We are aware of the incorporation by reference in Post-Effective Amendment No. 2 to the Registration Statement (Form S-3 File No. 333-106976) of Maverick Tube Corporation for the registration of $120,000,000 aggregate principal amount of its 4.00% Convertible Senior Subordinated Notes due 2033 (the "Notes") and shares of its common stock issuable upon conversion of the Notes of our reports dated May 5, 2003, August 4, 2003 and November 7, 2003, relating to the unaudited condensed consolidated interim financial statements of Maverick Tube Corporation that are included in its Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003, respectively.



                                               /s/ Ernst & Young LLP



St. Louis, Missouri
December 18, 2003